                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                      THE ROSE GROUP CORPORATION OF NEVADA
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                 (Name of Small Business Issuer in Its Charter)

                      NEVADA                                     59-3575972
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          (State or Other Jurisdiction of                    (I.R.S. Employer
           Incorporation or Organization)                   Identification No.)

    2073 PORTER LAKE DRIVE, SARASOTA, FLORIDA                      34240
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    (Address of Principal Executive Offices)                    (Zip Code)

                                 (941) 371-1622
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                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------

         Not Applicable
---------------------------------              ---------------------------------

---------------------------------              ---------------------------------

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 Per Share
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)


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                                TABLE OF CONTENTS

                                                                            PAGE

                                     PART I

   ITEM 1.     DESCRIPTION OF BUSINESS.........................................1
   ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.......6
   ITEM 3.     DESCRIPTION OF PROPERTY........................................10
   ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.11
   ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS...13
   ITEM 6.     EXECUTIVE COMPENSATION.........................................15
   ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................16
   ITEM 8.     DESCRIPTION OF SECURITIES......................................16

                                     PART II

   ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
               EQUITY AND OTHER SHAREHOLDER MATTERS...........................19
   ITEM 2.     LEGAL PROCEEDINGS..............................................20
   ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..................20
   ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES........................20
   ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS......................22

                                    PART F/S

   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................24

                                    PART III

   INDEX TO AND DESCRIPTION OF EXHIBITS.......................................25

   SIGNATURES.................................................................29


                                       -i-
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                           FORWARD-LOOKING STATEMENTS

              THIS REGISTRATION STATEMENT ON FORM 10-SB (THIS "REGISTRATION STATEMENT") CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE GROWTH STRATEGIES OF THE ROSE GROUP CORPORATION OF NEVADA (THE "COMPANY") AND ANTICIPATED TRENDS IN THE BUSINESS AND DEMOGRAPHICS OF THE COMPANY. THE COMPANY, A DEVELOPMENT STAGE COMPANY, CAUTIONS READERS THAT CERTAIN FACTORS AND UNCERTAINTIES MAY AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS THAT MAY BE DEEMED TO HAVE BEEN MADE IN THIS REGISTRATION STATEMENT OR THAT ARE OTHERWISE MADE BY OR ON BEHALF OF THE COMPANY. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY", "EXPECT", "BELIEVE", "ANTICIPATE", "INTEND", "COULD", "ESTIMATE" OR "PLANS" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

              THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE BASED LARGELY ON THE COMPANY'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES. FACTORS THAT MAY AFFECT THE COMPANY'S RESULTS INCLUDE, BUT ARE NOT LIMITED TO, THE COMPANY'S LIMITED OPERATING HISTORY, ITS ABILITY TO PRODUCE ADDITIONAL PRODUCTS AND SERVICES, ITS DEPENDENCE ON KEY PERSONNEL, MARKET ACCEPTANCE, ITS NEED FOR ADDITIONAL FINANCING AND COMPETITION FROM ITS COMPETITORS. ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN SHOULD BE EVALUATED IN LIGHT OF THE ABOVE FACTORS, AS WELL AS THE FACTORS AND UNCERTAINTIES DESCRIBED ELSEWHERE IN THIS REGISTRATION STATEMENT.

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

              ORGANIZATION AND ACQUISITION ACTIVITIES. The Rose Group Corporation of Nevada (the "Company") was originally organized as Vascular International of Nevada, Inc. by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on February 13, 1996. Pursuant to an Exchange of Stock Agreement and Plan of Reorganization, dated as of December 15, 1997, the Company acquired The Rose Group Corporation ("Rose Group Delaware"), a privately held Delaware subchapter S corporation formed for the purpose of the acquisition. Concurrently with the closing of the acquisition, the Company changed its name to "The Rose Group Corporation of Nevada" and also changed its principal business and management to reflect its present operations. As a consequence of the above transaction, effective March 13, 1997, the Company became the holding company of its wholly-owned operating subsidiary, Rose Group Delaware. In order to facilitate expansion of its E-Commerce business, on April 29, 1999, the Company incorporated another wholly-owned subsidiary, Rosebaby.com of Utah, Inc. ("Rosebaby").

              The Company is a development stage company as it is devoting substantially all of its efforts to establishing a new business and has not yet derived substantial revenue from its planned principal operations. The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of which 6,185,231 shares are currently issued and outstanding (108,698 of such shares are held in treasury), and 2,000,000 shares of Class A preferred stock, par value $.001 per share (the "Preferred Stock"), of which no shares are currently issued and outstanding.

              BUSINESS STRATEGY. The 1999 management plan of the Company is to continue to develop the Company as a healthcare/selfcare manufacturer/ wholesaler, mass market seller to retail outlets and direct seller to consumers through Internet E-Commerce facilities (rosebaby.com) of prenatal and postpartum products and related consulting services which are marketed under the nationally known trademark and brand name "Lamaze". The Company also intends to market other nationally known brands of prenatal and postpartum products as well as products for babies through Internet sales.

              Additionally, the Company plans to establish marketing strength through its unique relationship with Lamaze from AMI, Inc. which permits it to use the "Lamaze" brand name on certain products. The Lamaze brand name provides immediate recognition and acceptance by the consumer. The Company anticipates reaching a projected 2,500,000 expectant mothers as well as family members who attend Lamaze classes each year. It is estimated that approximately 150,000 Lamaze classes are taught each year. The expectant mothers and fathers who attend such classes will be the target market for the Company. The plan is to invite expectant mothers and other members of the family who are participants in the Lamaze method of childbirth and childcare to visit the Company's website, rosebaby.com, to review the various products that will be offered on an E-Commerce basis. The existence of the Company's website also is contemplated to be highlighted by distribution through nurses and lactation consultants of the Company's rosebaby.com/Lamaze products brochure. This will enable the targeted consumer market to easily locate the variety of prenatal and postpartum products to be offered by the Company.

              Copies of the Company's rosebaby.com/Lamaze products brochure will be distributed to 11,000 certified childbirth educators in the United States, 7,000 maternity nurses in hospitals throughout the country and an additional 5,000 Spanish-speaking childbirth educators. In total, the Company will distribute 25 copies of its rosebaby.com/Lamaze products brochure to each of the identified associates and distributors. In addition, the Company intends to be an advertiser in LAMAZE PARENTS MAGAZINE and LAMAZE BABY MAGAZINE which will be handed out and/or mailed to all Lamaze classroom attendees. The Company does not believe that the recently announced acquisition of Lamaze Publishing, which publishes magazines and videos under the Lamaze label, will adversely effect its program to be an advertiser in the various Lamaze magazines. Rather, the Company intends to work with the new publisher to determine what synergy there can be to increase recognition of the rosebaby.com website as a source of high quality, specialty maternity/new baby products.

              Additionally, during the next twelve months, the Company's plan of operation is to look to further expansion on the World Wide Web, through its website, rosebaby.com, where some 20,000,000 potential customers are looking to find the products and services they need. The Company believes that the World Wide Web will become the major resource for the Company's future growth and expansion.

              Accordingly, the Company's primary current focus is on developing a sophisticated website for the maternity/new baby market. Management will incorporate an on-line ordering service and offer a secured website to increase the Company's on-line E-Commerce. To facilitate the on-line ordering process, the Company has applied for and established accounts with the following credit facilities: American Express, Visa and MasterCard.

              The Company also plans to seek Fortune 1000 company sponsors for its website such as car, camcorder, and diaper manufacturers, as well as banking facilities. It is anticipated that as the Company develops its target market of new mothers/babies it will develop an array of sponsors who will pay for the privilege of reaching the same targeted consumer market, which is the strategic business goal of the Company.

              SELFCARE/HEALTHCARE, PRENATAL AND POSTPARTUM PRODUCTS. The Company's primary business is to be a healthcare/selfcare manufacturer/ wholesaler, mass market seller to retail outlets and direct seller to consumers through Internet E-Commerce facilities (rosebaby.com) of prenatal/maternity products, postpartum/mother and baby products and related lactation consulting services, specializing in fulfilling the needs of expectant and breastfeeding women as well as infant needs. The principal products marketed by the Company are various types of breast pads, breast shells, pad holders, nursing shawls, nursing pillows, foot rests, breast pumps, lumbar supports, compression hose, support garments and other related products. Generally, these products are being marketed under the brand name "Lamaze" and in some cases "The Natural Choice".

              BUSINESS DIVISIONS OF THE COMPANY. The Company has organized itself into three main divisions each of which supplements the activities of the others. Those divisions can be described as follows:

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        E-COMMERCE DIVISION:

              By way of an agreement with Sun Remarketing, Inc. of Smithfield, Utah ("Sun Remarketing"), an Internet designer of E-Commerce websites, which has experience in the processing and fulfillment of orders placed through the Internet, the Company is allocating and focusing a substantial portion of its resources on Internet sales of its prenatal and postpartum products. Sun Remarketing is receiving $5,000 per month for the months of July, August and September, in addition to share and option issuances, as compensation for its development services. See "Recent Sales of Unregistered Securities". Upon finalizing the website development, the Company plans to duplicate the technical system so that it may operate and utilize same directly from its main facility. The Company expects that its website will be its primary source of revenue for the years 2000 and 2001. The projections for the first full year of Internet operations are estimated at a minimum of $50,000,000 to as much as $125,000,000 based on a five percent penetration of the potential annual market of 2,500,000 middle-class expectant and breastfeeding mothers with access to Internet facilities and through the Company's toll free order number (1-87-rosebaby). No assurance can be given, however, that such projections will be realized. The Company is currently developing the rosebaby.com internet website and anticipates that the website will be fully operational by October 1st of this year. The rosebaby.com website will be operated by personnel assigned to the Company's separate wholly-owned subsidiary, Rosebaby. The E-Commerce Division will market the Company's products and services directly to its targeted consumer base, expectant and new mothers and other family members. The division has not yet engaged in commercial activities, but is anticipated to have revenues by the fourth quarter of 1999.

        MASS MERCHANT DIVISION:

              The Mass Merchant Division markets to retail outlets such as Target Stores, Babies-R-Us, Eckerd Drug, and others, as well as to various food and drug chains and specialty stores. This division is the only division currently generating revenues for the Company. See "Financial Statements".

        CORPORATE DIVISION:

              While still in the development stage, it is intended that the Corporate Division will market and consult directly to Fortune 1000 companies and government facilities to offer "Turnkey Services" to help such organizations establish acceptable, attractive and clean on-site nursing facilities to accommodate nursing mothers while employed with those organizations. The services contemplated to be offered by the Corporate Division include a national lactation consultant hotline for employees of subscribing companies and monthly support services for the corporate human resources department. This division has not yet engaged in commercial activities, but is anticipated to have revenues by the first quarter of 2000.

              It is anticipated that enactment of federal legislation that is geared to mandate the establishment of clean on-site breast feeding facilities in the workplace may be a significant incentive for companies to utilize the consulting expertise and products of the Company in the establishment of such facilities. No assurance can be given, however, that such legislation will be enacted although bills have been proposed and are pending in Congress.

              AGREEMENT WITH LAMAZE. The Company has entered into an exclusive agreement which extends through December 31, 2001, (the "Lamaze Agreement") with Lamaze from AMI, Inc. ("LAMI"), a for-profit affiliate of the Lamaze Organization, the number one childbirth and infant care educator in the United States. The Lamaze Agreement permits the Company, with prior approval from Lamaze, to (i) use the "Lamaze" label on certain prenatal and postpartum, maternity and nursing, selfcare and healthcare products, (ii) present its rosebaby.com/Lamaze product brochure to participants in Lamaze classroom training, and (iii) distribute Lamaze products through the rosebaby.com internet website, its Mass Merchant Division and its Corporate Division.

              Specifically, the Lamaze Agreement grants the Company the exclusive rights to manufacture, supply, advertise, offer for sale, promote and sell certain Lamaze products consisting of maternity support hose and a nursing shawl (the "Authorized Products") within the United States. In consideration for such rights, the Lamaze Agreement requires the Company to pay to LAMI a fee equal to nine percent of the net sales of the Authorized Products to its operating subsidiaries who in turn will sell the products to mass merchants or ultimate consumers through the rosebaby.com website.

              The Lamaze Agreement also requires the Company to pay LAMI a minimum of $45,000 in 1999 against sales (the "1999 Payment"). Upon execution of the Lamaze Agreement the Company paid a $14,000 installment payment of the 1999 Payment and made an additional $16,000 installment payment on May 15, 1999. The remaining balance of the 1999 Payment shall be paid as follows: $10,000 on or before August 15, 1999 and $5,000 on or before September 15, 1999. Beginning in the year 2000, the Company shall pay a minimum of $45,000 against sales in the sum of 22,500 on each January 15th and July 15th of every year. All of the above payments shall be non-refundable advances on the fee due to LAMI upon same year net sales of Authorized Products and shall therefore be credited against the fees payable on such sales.

              FUNDING ACTIVITIES. The Company is presently carrying out a program of funding to finance its E-Commerce website. The Company believes that funding in the approximate amount of $1,000,000 will provide the money required to purchase and/or secure the level of inventory required to launch the E-Commerce website on or about October 1, 1999. Those funds will also be used to print the initial 1,000,000 rosebaby.com/Lamaze product brochures and to pay for the initial print advertisements in LAMAZE PARENTS MAGAZINE and LAMAZE BABY MAGAZINE as well as other consumer publications. Those funds will also be used to finance exhibits and representatives of the Company at Lactation Consultants in Scotsdale, Arizona, the Cologne Fair and other conferences/tradeshows where the Company intends to meet and exchange marketing concepts with existing and potential suppliers. The Company anticipates that its ultimate funding requirements for fiscal 2000 will be an additional $1,000,000 to $3,000,000 to meet inventory demands based on expanding sales.

              SECURE MANUFACTURING RESOURCES AND SUPPLIERS/DISTRIBUTION. The Company contracts for the manufacture of its prenatal and postpartum products through a group of independent manufacturing suppliers. The Company currently has ongoing relationships with several domestic and foreign manufacturers for its products. As of the date hereof, the Company's principal manufacturers are Mid-Town Sewing of Middletown, New York and T&T, Inc. (Thanh Nguyen) of Sarasota, Florida. The Company has not entered into any formal contractual relationship with such manufacturers. Rather, the Company ships the manufacturer the necessary raw materials for manufacture and negotiates the price thereof on a per piece basis. Additionally, the Company currently manufacturers the breast pads that it markets and distributes through its Mass Market Division and could likewise purchase the equipment necessary to manufacture certain other products offered by the Company.

              In some instances, the manufacturers distribute the finished products to the mass merchant customers, but, generally the Company packages and istributes the products from its main facility. Though still finalizing the process, the Company also intends to process and fulfill orders from its E-Commerce division directly from its main facility. There can be no guarantee, however, that the Company will be able to successfully secure adequate distribution facilities or that upon securing same, will be able to successfully implement the mass distribution process necessary to service its E-Commerce customers. It is anticipated, however, that the Company can temporarily outsource distribution requirements to meet any foreseeable product demand.

              COMPETITION. The Company believes that, by virtue of its contractual arrangements with Lamaze, it is in an excellent competitive situation with other existing E-Commerce competitors that sell maternal and baby products. As a consequence of the Lamaze Agreement, the Company has the opportunity to have a one-on-one relationship with its targeted customer base during the prenatal period through the Lamaze classroom programs and also has the ability to target new mothers and infants through distribution of the rosebaby.com/Lamaze product brochure. The product line to be offered by the Company's website consists of products from preconception to postpartum and addresses the needs of infants from the age of one day old to two years old. It is intended that the products will be upscale, high quality products geared toward an increasingly sophisticated, technically-oriented domestic and international market.

              While the Company believes it has a competitive edge as a consequence of the Lamaze Agreement, it does face considerable, well-financed competitors from existing websites such as Ibaby.com, Babycenter.com and Etoys.com. With respect to the Mass Merchant business operations, the Company has competition from several well-established distributors of prenatal/post-partum products such as Gerber, Evenflo and Avent. Almost all of the Company's competitors and potential competitors presently have considerably greater financial and other resources, experience and market penetration than does the Company. Having the Lamaze brand name on some of its products, however, serves to level the Company's competitive position as against its competitors.

              RAW MATERIALS. The only raw material which the Company substantially utilizes in its operations is fabric. The Company purchases fabric from a variety of suppliers based upon best price estimates. There are various alternative suppliers which could either replace or supplement those which are currently utilized by the Company.

              DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. Given the nature of the E-Commerce business, the Company does not expect that any single customer will account for a significant percentage of its E-Commerce business. The Company does not anticipate that any one or a few customers of its Corporate Division will account for a substantial portion of such division's revenues. The Mass Merchant Division has historically relied on the major retailers in the United States, such as Target Stores and Wal-Mart. At any given time, one of those retailers may account for more than ten percent of the Company's mass merchant business. Specifically, the Company anticipates that it may enter into sale/supply agreements with either Wal-Mart or another large retailer which may constitute a substantial portion of its Mass Merchant Division revenue.

              INTELLECTUAL PROPERTY RIGHTS. At this time, Rosebaby has applied with the United States Patent and Trademark Office for the trademark "ROSEBABY.COM". To date, the application is still pending and the trademark has not been secured. The Company recently also filed to copyright its website, rosebaby.com, as well as the "rosebaby" logo of a baby nestled within a single red rose.

              The Company has entered into a Licensing Agreement with Valda K. Hemming, d/b/a Pretty/Private, dated January 9, 1998, whereby it is granted a license to manufacture, arrange for the manufacture and sell a patented product known as the "Privacy Shawl", Patent No. 5,008960. Pursuant to such agreement, the Company pays Pretty/Private a royalty fee equal to 7.5% of the net selling price of each shawl.

              PERSONNEL. The Company currently has five employees (all of whom are full-time) and two part-time consultants. In connection with the E-Commerce website, rosebaby.com, the Company is currently interviewing technical persons to duplicate the computer system being developed for the Company by Sun Remarketing. The Company anticipates that hiring decisions will be made shortly. Additionally, once the Company launches its website, an additional ten or more marketing and support personnel will be hired to work on site at the Company's main facility. It is anticipated that additional other employees will be hired as the needs of the Company require.

              REPORTS TO SHAREHOLDERS. The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to file annual and quarterly reports, proxy materials and other reports required under the Securities Exchange Act of 1934 (the "Exchange Act") and regulations of the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company will be available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

              The following discussion and analysis should be read in conjunction with the Company's Financial Statements (and related notes thereto) included elsewhere in this Registration Statement.

              RESULTS OF OPERATIONS

              THREE MONTHS ENDED MARCH 31, 1999 AND 1998

        SALES

              Sales for the three months ended March 31, 1999 were $151,182, as compared to $32,156 for the three months ended March 31, 1998, an increase of $119,026 or 370%. This increase is primarily the result of the distribution of Lamaze-branded products to Target Stores and Babies-R-Us.

        COST OF SALES

              Cost of sales for the three months ended March 31, 1999 was $86,302 or 57.1% of sales as compared to $19,303 or 60% of sales for the same period in 1998. The increase in cost of sales is due to the increase of sales and the decrease in cost of sales as a percentage of sales is due to the change in product mix.

              As a result of the foregoing, the Company realized an increase in gross profit in 1999 as compared to 1998, with a gross profit of $64,880 or 42.9% of sales in the three months ended March 31, 1999, as compared to $12,853 or 39.9% of sales achieved during the same period in 1998.

        GENERAL AND ADMINISTRATIVE EXPENSES

              General and administrative expenses amounted to $203,754 or 134% of sales for the three months ended March 31, 1999 as compared to $127,265 or 395% of sales for the same period in 1998. The increase of $76,489 is primarily due to an increase of salaries and other compensation for services rendered.

        INTEREST EXPENSE

              Interest expense for the three months ended March 31, 1999 was $5,594 as compared to an interest expense of $6,200 in the three months ended March 31, 1998. The primary reasons for the $606 decrease in interest expense was due to obtaining better interest rates on debt.

        LOSS BEFORE INCOME TAXES

              The preceding factors combined to show a decrease in net income totaling $24,006 in the three months ended March 31, 1999 as compared to the three months ended March 31, 1998. There was a net loss of $146,118 in 1999 as compared to a net loss of $122,112 for the comparable period in 1998.

              TWELVE MONTHS ENDED DECEMBER 31, 1998 AND 1997

        SALES

              Sales for the year ended December 31, 1998 were $195,364, as compared to $467,199 for the year ended December 31, 1997, a decrease of $271,835 or 58.2%. This decrease is primarily the result of the fact that Company employees focused more upon development activities relating to the Company's website and E-Commerce Division than selling activities during fiscal 1998.

        COST OF SALES

              Cost of sales for the year ended December 31, 1998 was $116,301 or 59.5% of sales as compared to $254,341 or 54.4% of sales for the year ended December 31, 1997. The decrease in cost of sales was primarily the result of lower sales. The increase in cost of sales as a percentage of sales is a result of the product mix sold during 1998 versus 1997.

              As a result of the foregoing, gross profit decreased in 1998 to 40.5% of sales from 45.6% of sales in 1997.

        GENERAL AND ADMINISTRATIVE EXPENSES

              General and administrative expenses amounted to $327,025 or 167% of sales in 1998 as compared to $222,564 or 47.6% of sales in 1997. The increase of $104,461 is primarily due to an increase in salaries from 25,000 to 102,000 due to the addition of employees in the first full year of operations. Such expenses included payroll, rent and related overhead costs of $273,000.

        INTEREST EXPENSE

              Interest expense was $24,800 in 1998 as compared to $12,351 in 1997. The increase is the result of an increase in debt acquired to proceed with the Company's development of its E-Commerce Division.

        LOSS BEFORE INCOME TAXES

              The preceding factors combined to produce a loss before income taxes of $278,747 as compared to a loss before income taxes of $31,230 in 1997.

              LIQUIDITY AND CAPITAL RESOURCES

              The Company had a working capital deficit of $55,421 at March 31, 1999 which represented a decrease in the deficit of $136,296 from the working capital deficit of $191,717 at December 31, 1998. The decrease in the deficit is mainly due to raising working capital through a private placement of the Company's Common Stock.

              From inception, the Company's operations have been funded by operating revenue, capital contributions, loans from corporate officers and a bank line of credit. In addition, in March 1999, the Company consummated private placements of 300,000 shares of its Common Stock. The Company's operating activities used cash of $229,714 and $69,314 for the years ended December

31, 1998 and 1997, respectively and $80,871 for the three months ended March 31, 1999. The principal use of cash in 1998 and 1997 was to finance operating expenses.

              The Company's investing activities used cash of $6,821, $27,665 and $9,685 for the fiscal years ended December 31, 1998 and 1997 and the three months ended March 31, 1999, respectively. The principal source of cash provided in those periods was loans from the Company's President, Sheldon R. Rose, in the approximate amount of $400,000. The principal use of cash in those periods was for the acquisition of various types of equipment.

              The Company's financing activities provided cash of $188,899, $145,623 and 238,247 for the years ended December 31, 1998 and 1997 and the three months ended March 31, 1999, respectively. Loans from Sheldon R. Rose and utilization of the Company's line of credit were the principal sources of cash in those periods. The cash provided by the Company's financing activities for the three months ended March 31, 1999 primarily resulted from the proceeds of the sale of Common Stock of $150,000 and from the bridge loan described below. See "Recent Sales of Unregistered Securities".

              In January 1999, the Company, through Rose Group Delaware, using the State of Florida corporate assumed name "Fresh Babies, Inc.", obtained a line of credit facility of $30,000 from AmSouth Bank of Florida. Such line bears interest at a rate of 2% over prime (7.02% at March 31, 1999), is due on demand and is secured by a pledge of all inventory and is personally guaranteed by a majority shareholder.

              In March 1999, a bridge loan in the amount of $100,000 was obtained from one investor. The loan bears interest at the rate of six percent per annum and is due on March 15, 2000. In connection with this bridge loan, the Company issued options to purchase 100,000 shares of Common Stock to the investor. See "Recent Sales of Unregistered Securities".

              In March 1999, a series of private placements totaling 300,000 shares of Common Stock at a purchase price of $.50 per share was completed by the Company (the "504 Private Placements"). The Company received net proceeds of $150,000 from the 504 Private Placements and such proceeds were utilized to defray the cost of developing the Company's E-Commerce website and other working capital costs.

              The Company has entered into a Factoring Agreement with Bay View Funding whereby Bay View Funding purchases certain receivables of the Company for an advance price equal to eighty-five percent of the face value of such receivable and receives a factoring and financing fee for such services.

              During the next twelve months, the Company's cash requirements will include, among other things, its lease payments on the Company's office space, salaries payable, payments pursuant to contractual arrangements, as well as miscellaneous overhead. Management believes that upon launching the website, the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations and provide for the foregoing cash requirements for day-to-day operations. Management believes that it will be able to achieve a positive cash flow from its E-Commerce operations when it reaches monthly sales of approximately $1,000,000. However, the Company has no guaranty that it will be able to achieve this goal prior to December 31, 1999.

              As previously stated, the Company believes that a funding in the approximate amount of $1,000,000 will provide the money required to purchase and/or secure the level of inventory required to launch the E-Commerce website on or about October 1, 1999 and to pay the initial print costs for various formats of marketing advertisements, as well as fund the Company's attendance and presentation at various trade shows. The Company anticipates that funding its expanded operations during fiscal 2000 will be in the range of $1,000,000 to $3,000,000. In addition to the foregoing proposed financing, the Company may require additional funding for expansion. In such event, there can be no assurance that such funds will be available to the Company on terms satisfactory to the Company when needed. If the Company is not successful in raising the above-described funding, it may be forced to cease operations.

              YEAR 2000 COMPLIANCE ISSUES

              The Company has established a plan to address Year 2000 issues. This plan encompasses the phases of awareness, assessment, renovation, validation and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing and determine if its processing systems will be Year 2000 ready. Successful implementation of this plan are expected to mitigate any extraordinary expenses related to the Year 2000 issue. The Company has a reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial conditions. This basis is due to the fact that the Company has or is installing all new information technology systems, including computer hardware and software which are Year 2000 compliant. This is the first generation of equipment and software for the Company since it has just recently commenced operations.

              The Company plans to contact all material customers, vendors, suppliers and non-information technology suppliers (if any) regarding their Year 2000 state of readiness. This process will be completed within the next four months. No assurance can be given that the Year 2000 compliance plan will be completed successfully by the Year 2000. The Company's current contingency plan is simplistic and involves operating on a manual basis for a short period of time without interruption of service or quality.

              Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers' Year 2000 readiness.

ITEM 3.       DESCRIPTION OF PROPERTY.

              (a) LOCATION, OWNERSHIP STATUS AND DESCRIPTION OF PRINCIPAL PROPERTIES. The Company's principal facility is located at 2073 Porter Lake Drive, Suite E, Sarasota, Florida 34240. The Company leases approximately 2000 square feet of space at such location pursuant to a written lease agreement at a rental cost of $1,043.25 per month, inclusive of taxes. The lease expires on

August 31, 1999. The facility is currently utilized for both the administrative and distribution aspects of the Company's business.

              Management believes that the facilities are adequately insured but are not currently suitable as the main administrative office and distribution facilities. Accordingly, management has negotiated a lease for new facilities totaling 10,000 square feet located at 6235 South McIntosh Road, Sarasota, Florida at an approximate monthly rental cost of $6,000. Should a formal agreement not be effected, management believes that replacement space is readily available in the same general area.

              The Company does not have any additional facilities, and there are currently no proposed plans for the renovation, improvement or development of the facilities currently being leased by the Company.

              (b) INVESTMENT POLICIES. Currently, the Company does not have policies regarding the acquisition of assets primarily for possible capital gain or income. The Company does not presently hold any investments in real estate, interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

              The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of July 14, 1999. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, subject to community property laws, where applicable.

   NAME AND ADDRESS OF        NUMBER OF SHARES OF COMMON  PERCENTAGE OWNERSHIP OF
    BENEFICIAL OWNER           STOCK BENEFICIALLY OWNED   COMMON STOCK OUTSTANDING
   -------------------        --------------------------  ------------------------
Sheldon R. Rose                     4,250,000(1)                   63.10%
8990 Wembley Court
Sarasota, FL   34238

Robert H. Jaffe                       849,900(2)                   13.42%
8 Mountain Avenue
Springfield, NJ   07081

Dr. Francine H. Nichols               150,000(3)                     .024%
2138 California Street, N.W.
Suite 203
Washington, D.C.   20008

Steven H. Rose                        150,000(3)                     .024%
483 Alexander Palm Road
Boca Raton, FL   33432

Spencer Halper                        100,000                        .016%
15 Ardsleigh Place
Jamesburg, NJ   08831

All Directors and Officers          4,650,000(4)                   68.03%
  as a Group (4 Persons)

------------------------------

      (1) Includes currently exercisable options to purchase 550,000 shares of Common Stock. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

      (2) Includes currently exercisable options to purchase 150,000 shares of Common Stock and 123,000 shares held by Portfolio Promotions International, Ltd., of which Mr. Jaffe is the sole shareholder. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

      (3) Includes currently exercisable options to purchase 50,000 shares of Common Stock. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

      (4) Includes an aggregate of 650,000 shares of Common Stock issuable upon exercise of outstanding options and warrants. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

              The Company currently has no arrangements which may result in a change of control.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

              The directors, executive officers and significant employees of the Company are as follows:

              NAME                 AGE            POSITION WITH COMPANY
              ----                 ---            ---------------------
       Sheldon R. Rose             60      Chief Executive Officer, President
                                           and Chairman of the Board
       Dr. Francine H. Nichols     62      Director
       Spencer Halper              64      Director
       Steven H. Rose              54      Director
       Lori M. Majeski             42      Vice President - Marketing
       Mark C. Nicholas            31      Vice President - Operations

              MR. SHELDON R. ROSE. Mr. Rose has had extensive business experience with American Machine & Foundry Co. (1960-1964) where he completed his services as the Manager of Long Range Planning for the Aerospace General Engineering Division. Mr. Rose also worked for Cutler Hammer as a Sales Engineer from 1964-1968. From 1969-1972, he was Vice President of Marketing for Computer Solutions, Inc., where he provided computer hardware and software related services to accountants, distributors and small to medium size business organizations. From 1972-1975, he was Corporate Acquisition Marketing Manager for Teleprocessing Industries, a division of Western Union. In 1975-1982, he was President of Ambassador Corporation, a prenatal and postpartum product services company. From 1982 through approximately March, 1997, he was affiliated with Diplomat Corporation as its founder, Chairman and Chief Executive Officer.

              DR. FRANCINE H. NICHOLS. Dr. Nichols currently acts as an outside director and consultant to the Company. Dr. Nichols obtained her Ph.D. degree in nursing from the University of Texas in 1984, with an emphasis on parent/child research and child health issues. Dr. Nichols presently serves as President of MCH Consultants specializing in maternal and child health care. She is also the author of numerous books, articles and film productions related to "How To's" on infant care with particular emphasis on infant products. She was a Visiting Associate Professor in the School of Nursing at the Catholic University of America in Washington, D.C. from 1991 through 1993. Dr. Nichols has also had extensive affiliations with The University of Kansas School of Medicine and Wichita State University where she has been a Clinical Assistant Professor of Pediatrics (School of Medicine) and Associate Professor (School for Nursing) in charge of The Maternal Child Nursing Graduate Program. She was also President and board member of ASPO/LAMAZE from 1984 through 1991, the National LAMAZE Childbirth Organization headquartered in Washington, D.C.

              MR. SPENCER HALPER. Mr. Halper has had extensive business experience in developing business into leading national brands in the specialty catalog industry. He started Consumer Distributing Catalog Showrooms in 1973 through 1976 as director of advertising and marketing. Mr. Halper worked for Haliover Direct (1976-1995) in various capacities, including Executive Vice President of the Specialty Catalog Division.

              MR. STEVEN H. ROSE. Chairman and President of Rose Research, Mr. Rose has been actively engaged in the marketing research field for more than twenty-five years. Mr. Rose is an Executive Member of the American Marketing Association and has made numerous speeches to various client and trade organizations. In addition, he has been quoted in a number of marketing books and publications pertaining to research and new methodological applications in the 1990's. Prior to forming Rose Research, Mr. Rose has been associated with Daniel Yankelovich for nearly twenty years. From the early days of Yankelovich, Skelly and White, to becoming a founding partner of the Daniel Yankelovich Group/DYG, Mr. Rose has been at the forefront of the marketing research industry.

              MS. LORI M. MAJESKI. Ms. Majeski has been actively engaged in the marketing and product development field for over twenty years, and has spent the past four years operating her own consulting company. Her consulting activities focus upon retail, marketing, merchandising and product development services for children's educational toys, juvenile accessories and infant and children's apparel. Prior to founding her own consulting company, Ms. Majeski worked for Mamiye Brothers, Inc. (1994-1995) and Donnkenny, Inc. (1993-1994) where she was directly responsible for the design, product development, production and merchandising of high-end children's wear apparel lines for the Walt Disney Company and affiliated entities thereof.

              MR. MARK C. NICHOLAS. Mr. Nicholas began his career with a NASDAQ Publicly Traded Corporation (Diplomat Corporation). His responsibilities over the last seven years included the directing of all warehouse and distribution functions of over 150 products. Upon leaving, he was Director of Operations for more than $30,000,000 of revenue distributed to mass merchants and a National LAMAZE Premie Catalogue. Mr. Nicholas has an Associates Degree in Business Management from Rockland Community College, Suffern, New York.

              All of the above individuals, with the exception of Ms. Majeski, have held their respective positions since March 13, 1997. Ms. Majeski has been the Vice President-Marketing since July 6, 1999.

              FAMILY RELATIONSHIPS. Sheldon R. Rose and Steven H. Rose are brothers and Mark C. Nicholas is the son-in-law of Sheldon R. Rose. There are no other family relationships among the Company's directors and/or executive officers.

              INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

              (1) has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

              (2) was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

              (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities; or

              (4) was found by a court of competent jurisdiction in a civil action, by the Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6.       EXECUTIVE COMPENSATION.

              The following table sets forth the cash compensation paid by the Company to, as well as any other compensation paid to or earned by, the Chief Executive Officer of the Company and those executive officers compensated at or greater than $100,000 for services rendered to the Company in all capacities during the fiscal year ended December 31, 1998.

                                            SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION          LONG TERM COMPENSATION AWARDS
                                          -------------------    -----------------------------------------

  NAME OF INDIVIDUAL                                             RESTRICTED STOCK    SECURITIES UNDERLYING
AND PRINCIPAL POSITION         YEAR       SALARY         BONUS        AWARDS                OPTIONS
----------------------         ----       ------         -----   ----------------    ---------------------
Sheldon R. Rose, Chief         1998      $120,000          -            -                      -
Executive Officer,             1997        14,381          -            -                      -
President and Chairman of
the Board

              The Company has reserved 250,000 shares of Common Stock for issuance upon exercise of options that may be granted to retain future management professionals.

              COMPENSATION OF DIRECTORS. Outside directors of the Company are currently entitled to receive $500 per diem for attendance at meetings of the Board of Directors.

              COMPENSATION AGREEMENTS. The Company has entered into an employment agreement effective July 1, 1999 with Sheldon R. Rose. Pursuant to such employment agreement, Mr. Rose will act as Chairman, Chief Executive Officer and President of the Company and will be entitled to an annual salary of $120,000. Upon the Company achieving gross sales in an amount equal to $50,000,000, Mr. Rose's base salary shall be increased to $180,000 per annum. Mr. Rose's salary shall again be increased to $240,000 per annum upon the Company achieving gross sales equal to $100,000,000. Thereafter, Mr. Rose shall receive an additional $30,000 per annum for every $50,000,000 increase in gross sales. The employment agreement shall remain in effect until July 1, 2004, at which time such agreement will be automatically extended for successive one year periods unless either party notifies the other to the contrary by not less than sixty days written notice.

              In the event of a change of control of the Company, the successor entity has the right to terminate the Employment Agreement, in which instance such entity shall make payment to Mr. Rose in an amount equal to two times his then current annual salary.

              The Company has entered into consulting arrangements with Dr. Francine H. Nichols and Spencer Halper, each of whom is a director of the Company. Pursuant to those arrangements, the Company pays, on a retainer basis, consulting fees of $1,000 per month, plus reimbursement of expenses to Dr. Nichols and Mr. Halper.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

              LOANS. As of December 31, 1998 the Company issued a promissory note to Sheldon R. Rose, the Chairman, Chief Executive Officer and President of the Company, in the principal amount of $350,000 in order to evidence its obligation to repay certain advances made by Mr. Rose to the Company for the payment of various business expenses. Such promissory note bears interest at a rate of six percent per annum, payable annually, and the principal amount thereof is due and payable in full, on December 31, 2001. In addition, the Company also owes Mr. Rose an additional $13,454 as reimbursement for certain other cash advances. Such amount does not bear interest and is payable on demand.

              INDEMNIFICATION AGREEMENTS. The Company has entered into two indemnification agreements with Robert H. Jaffe, a shareholder of the Company, whereby the Company agrees to indemnify Mr. Jaffe for any cost and expenses that may be incurred by him in the future as a consequence of his obligation to repurchase all or a portion of certain shares of the Company's Common Stock sold to two investors in March 1999. Pursuant to the agreements with these investors, Mr. Jaffe is obligated to repurchase all or a portion of 150,000 shares of Common Stock at a price of seventy-five cents ($.75) per share, upon the request of the investor, at any time during the period commencing March 25, 2000 and ending September 30, 2000. If Mr. Jaffe is required to repurchase any such shares or shall forfeit all or a portion of the collateral pledged in connection therewith, the Company is required to indemnify Mr. Jaffe for all costs and expenses relating thereto.

ITEM 8.       DESCRIPTION OF SECURITIES.

              QUALIFICATION. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws.

              The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share and 2,000,000 shares of Preferred Stock, $.001 par value per share. As of July 14, 1999, there were 6,185,231 shares of Common Stock issued and outstanding, 108,698 of such shares being held in treasury. None of the Company's 2,000,000 shares of Preferred Stock are currently issued or outstanding.

              COMMON STOCK. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share. All outstanding shares of Common Stock are legally issued, fully paid and non-assessable.

                  LIQUIDATION RIGHTS. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

                  DIVIDEND RIGHTS. Except with regard to the Preferred Stock, there are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

                  VOTING RIGHTS. Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

                  OTHER RIGHTS. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering.

              Nevada law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be made for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

              PREFERRED STOCK. The Company currently has no plans to issue any of its Preferred Stock. The Company's Board of Directors does, however, have the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued Preferred Stock.

              The Preferred Stock is non-voting and non-assessable and it is not subject to recall. The Preferred Stock, when issued, shall be entitled to priority over the Common Stock in the payment of any dividends, such that no dividend may be paid on the Common Stock until any declared dividend is paid upon all Preferred Stock. Further, no dividend shall be paid on the Common Stock, unless and until a dividend at least one percent higher than that paid on the Common Stock for the equivalent period is paid on the Preferred Stock. The Preferred Stock, when issued, shall also have priority over the Common Stock in the event of a dissolution and in all other manners and events as Nevada corporate law shall now or hereafter provide.

              The Company considers it desirable to have Preferred Stock available to provide increased flexibility in structuring possible future financings and in meeting corporate needs which may arise. If opportunities arise that would make it desirable to issue Preferred Stock through either public offerings or private placements, the provision for Preferred Stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholders' meeting, except as may be required by law or regulatory authorities. Issuance of the Preferred Stock will result, however, in a class of securities outstanding that would have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock.
The Board of Directors does not intend to issue any Preferred Stock except in circumstances which it deems to be in the best interest of the Company and its shareholders.

              DEBT AND OTHER SECURITIES. The Company is not registering any security other than its Common Stock.

              CHANGE OF CONTROL. There are currently no provisions in the Company's Articles of Incorporation or Bylaws that would delay or prevent a change of control of the Company.

              TRANSFER AGENT. Atlas Stock Transfer of Salt Lake City, Utah serves as the Company's transfer agent.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

              MARKET INFORMATION. The Company has no public trading market for its Common Stock. Although the Company intends to seek a quotation for its shares of Common Stock on the NASDAQ Over-the-Counter ("OTC") Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's Common Stock will develop. The amount of Common Stock that is subject to outstanding options or warrants to purchase or securities convertible into Common Stock is 1,050,000 shares. The amount of Common Stock that could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") is 5,135,000 shares. Also, there is currently no Common Stock that is being or is proposed to be publicly offered by the Company, the offering of which could have a material effect on the market price of the Company's Common Stock. However, the Company does intend to raise, by way of a private placement of its Common Stock, the sum of $1,000,000 during the next four months at prices ranging from fifty cents ($.50) to $1.00 per share. As part of that private placement, the Company intends to enter into agreements whereby it will agree to register all or a portion of the shares sold in that private placement, as well as shares held by then current shareholders, pursuant to a registration statement of Form SB-2 or such other appropriate registration form.

              STOCKHOLDERS. The Company's transfer agent, Atlas Stock Transfer of Salt Lake City, Utah, confirms that as of July 14, 1999, there were 226 shareholders of record holding Common Stock. However, the Company believes that there are at least another 100 shareholders whose shares are held in street name.

              DIVIDENDS. To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.

ITEM 2.       LEGAL PROCEEDINGS.

              The Company is not a party to any material legal proceedings, and to the best of management's knowledge, no such proceeding by or against the Company has been threatened. To management's knowledge, no governmental authority is contemplating the institution of a proceeding against the Company. None of the Company's directors, officers, affiliates or beneficial owners of five percent or more of any class of the Company's voting securities are a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

              During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountants or a significant subsidiary's independent accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

              In March 1996, the Company (operating as Vascular International of Nevada, Inc.) initially issued 14,000,000 shares to the shareholders of its then public parent corporation, Vascular International, Inc., as a 1:1 share dividend, whereby the assets and shareholders of the parent corporation were effectively transferred to the Company. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              In December 1997, the Company issued 30,000,000 shares to its then present management and affiliates for the purpose of securing interim capitalization of $14,500 and reorganizational services. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On December 15, 1997, the Company authorized a 50:1 reverse stock split and issued 20,000 post-reverse split shares to a director, 20,000 to its legal counsel and 25,000 to its President. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              On December 15, 1997, the Company entered into an Exchange of Stock Agreement and Plan of Reorganization with Rose Group Delaware whereby the Company issued, effective March 13, 1997, 4,500,000 shares to the sole shareholder of Rose Group Delaware, in exchange for all of his shares in Rose Group Delaware. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              Pursuant to a letter termination agreement, dated November 17, 1998, the Company agreed to issue a total of 75,000 shares of its Common Stock and to repay an outstanding advance to a consulting company as compensation for services rendered and in full release of all obligations under a Financial Consulting Agreement, by and between the Company and the consulting company dated January 22, 1998, as amended by letter agreement dated May 8, 1998. Subsequent to March 31, 1999, the subject 75,000 shares were issued pursuant to
Section 4(2) of the Securities Act.

              On March 24, 1999, the Company sold and issued 200,000 shares of its Common Stock to a sophisticated corporate investor, at a purchase price of fifty cents per share and an aggregate price of $100,000. Upon issuance, the Company agreed that it would not issue shares of Common Stock in excess of ten percent of the amount outstanding on March 24, 1999 for a price less than fifty cents per share without the prior approval of the investor. In connection with the issuance of these shares, Mr. Jaffe, a shareholder of the Company, has agreed to repurchase 100,000 of these shares at a price of seventy-five cents per share and the Company has agreed to indemnify Mr. Jaffe for his costs and expenses related thereto. See "Certain Relationships and Related Transactions". Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On March 24, 1999, in consideration for a $100,000 bridge loan, the Company sold and issued options to purchase 100,000 shares of its Common Stock at a purchase price of fifty cents ($.50) per share to Andrew Freundlich. Such option is exercisable at any time until June 30, 2001, and is subject to adjustments for stock splits, exchange of shares or otherwise. The $100,000 bridge loan is evidenced by a promissory note, which bears interest at a rate of six percent per annum and is due and payable on March 15, 2000, with interest to be paid quarterly. Upon default, such note will bear interest at eighteen percent. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a $5,000 finder's fee in connection with the bridge loan and related issuance and Mr. Freundlich received a $15,000 placement fee. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On March 26, 1999, the Company issued 50,000 shares of its Common Stock to Robert H. Jaffe in payment for services rendered thereby in connection with the (i) negotiation of reductions in various outstanding Company obligations, and (ii) introduction to companies that could aid in the preparation of an E-Commerce website. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              On March 26, 1999, the Company issued 50,000 shares of its Common Stock to each of Steven H. Rose, Dr. Francine H. Nichols, Spencer Halper and Mark C. Nicholas for services rendered to the Company during the first quarter of 1999. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On March 30, 1999, the Company sold and issued 100,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents per share or an aggregate price of $50,000. In connection with the issuance of these shares, Mr. Jaffe, a shareholder of the Company, has agreed to repurchase 50,000 of these shares at a price of seventy-five cents per share and the Company has agreed to indemnify Mr. Jaffe for his costs and expenses related thereto. See "Certain Relationships and Related Transactions". Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On April 8, 1999, the Company sold and issued 100,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents ($.50) per share or an aggregate price of $50,000. Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On July 14, 1999, in recognition of their efforts on behalf of the Company, the Company privately issued options to purchase 550,000 shares of Common Stock at $1.00 per share to Sheldon R. Rose, options to purchase 150,000 shares at $1.00 per share to Robert H. Jaffe and options to purchase 50,000 shares at $1.00 per share to each of Steven H. Rose, Dr. Francine H. Nichols, Lori M. Majeski, Mark C. Nicholas and Jared Rose. The amount of shares underlying each of the above-noted options shall double upon the Company achieving gross sales in excess of $100,000,000 provided the individual is still a key employee, officer, director, consultant or legal counsel of the Company. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              In July 1999, the Company issued (i) 50,000 shares of Common Stock, and (ii) options to purchase 50,000 shares of Common Stock at twenty five cents per share to Sun Remarketing. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              All of the above purchasers acquired the securities for investment and there was no general advertising or general solicitations in connection with the offer and sale of the securities. The Company believes that each purchaser was given access to financial and other information with respect to the Company and in connection with these sales. Other than the transactions listed above, the Company has carried out no other unregistered sales of securities since its incorporation.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Under Nevada law, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's Articles of Incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

              Under certain circumstances, Nevada law provides for indemnification of the Company's officers, directors, employees and agents against liabilities that they may incur in such capacities. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

              The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and must not have been adjudged liable for negligence or misconduct.

              The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Nevada Revised Statutes, specifically Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752
thereof.

              Section 4.3 of the Company's Articles of Incorporation limits directors' personal liability to the Company or its shareholders to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, including repayment of distributions made in violation of Nevada Corporate law. Article V of the Company's Bylaws provides for indemnification of corporate agents in certain instances and authorizes the purchase of liability insurance with regard thereto. The statutory provisions also grant the Company the power to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their services in such positions, and such a policy may be obtained by the Company.

              Except as otherwise disclosed in "Certain Relationships and Related Transactions", as of the date hereof, the Company has no contracts in effect providing any person or entity with any specific rights of indemnification although the Company's Bylaws may authorize its Board of Directors to enter into and deliver such contracts to provide a person or entity with specific rights of indemnification in addition to the rights provided in the Articles of Incorporation and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's Bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

              Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

              INDEMNIFICATION OF DIRECTORS, OFFICERS OR OTHER PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT IS HELD TO BE AGAINST PUBLIC POLICY BY THE COMMISSION AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report dated April 8, 1999..........................................F-1

Consolidated Balance Sheet as of December 31, 1998 (audited) and March 31, 1999
(unaudited)...............................................................................F-3

Consolidated Statements of Operations for the Years Ending December 31, 1998 and 1997
(audited) and Quarters Ending March 31, 1999 and 1998 (unaudited).........................F-5

Consolidated Statements of Changes in Stockholder's Deficit for the Years Ending
December 31, 1998 and 1997 (audited) and Quarters Ending March 31, 1999 and 1998
(unaudited)...............................................................................F-6

Consolidated Statements of Cash Flows for the Years Ending December 31, 1998 and 1997
(audited) and Quarters Ending March 31, 1999 and 1998 (unaudited).........................F-7

Notes to Consolidated Financial Statements................................................F-11

                            PENDER NEWKIRK & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS
                             100 SOUTH ASHLEY DRIVE
                                   SUITE 1650
                                 TAMPA, FL 33602





                          Independent Auditors' Report




Board of Directors
The Rose Group Corporation of Nevada and Subsidiary
    (A Development Stage Enterprise)
Sarasota, Florida


We have audited the accompanying balance sheet of The Rose Group Corporation of Nevada and Subsidiary (a development stage enterprise) as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period March 13, 1997 (date of inception) to December 31, 1997 and the year ended December 31, 1998. These consolidated financial statements are the responsibility of the management of The Rose Group Corporation of Nevada and Subsidiary. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rose Group Corporation of Nevada and Subsidiary (a development stage enterprise) as of December 31, 1998 and the results of its operations and its cash flows for the period indicated above in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that The Rose Group Corporation of Nevada and Subsidiary will continue as a going concern. As disclosed in Note 1 to the consolidated financial statements, the operating losses of approximately $303,000 from inception to December 31, 1998, negative working capital of approximately $192,000 as of

December 31, 1998, and stockholders' deficit of approximately $310,000 as of December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to raise additional capital through a private placement of the Company's common stock and a subsequent secondary public offering as more fully discussed in Note 1 to the consolidated financial statements.



Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
April 8, 1999

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                           Consolidated Balance Sheet


                                                           March 31,       December 31,
                                                              1999              1998
                                                            --------         --------
                                                          (Unaudited)
ASSETS
Current assets:
    Cash                                                    $148,699         $  1,008
    Accounts receivable, factor                               29,336            7,797
    Inventory                                                 69,863           64,741
    Prepaid loan costs                                        26,900


                                                            --------         --------
Total current assets                                         274,798           73,546
                                                            --------         --------


Equipment, net of accumulated depreciation                    27,337           19,302
                                                            --------         --------


Other assets:
    Catalogue                                                214,422          199,972
    Offering costs                                            29,721           47,970
    Other assets                                               2,937            2,937
                                                            --------         --------
Total other assets                                           247,080          250,879
                                                            --------         --------







                                                            $549,215         $343,727
                                                            --------         --------
                                                            --------         --------





READ INDEPENDENT AUDITORS' REPORT.  THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.               F-3


                                                                             March 31,          December 31,
                                                                                1999                   1998
                                                                            -----------         -----------
                                                                            (Unaudited)
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Accounts payable, trade, including related party of
        $41,806 and $73,991 at March 31, 1999 and
        December 31, 1998, respectively                                     $   144,229         $   253,524
    Accrued expenses                                                             11,743              11,739
    Notes payable and current portion of
        long-term debt                                                          174,247
                                                                            -----------         -----------
Total current liabilities                                                       330,219             265,263
                                                                            -----------         -----------


Long-term liabilities:
    Note payable, stockholder                                                   350,000             350,000
    Stock payable                                                                37,500              37,500
                                                                            -----------         -----------
Total long-term liabilities                                                     387,500             387,500
                                                                            -----------         -----------


Stockholders' deficit
    Preferred stock; $.001 par value; 2,000,000 shares
        authorized; no shares issued and outstanding                                  0                   0
    Common stock; $.001 par value; 50,000,000 shares
        authorized; 6,013,670 shares issued and outstanding
        at March 31, 1999 and 5,463,670 shares issued
        and outstanding at December 31, 1998                                      6,014               5,464
    Additional paid-in capital                                                  286,100
    Accumulated deficit during development stage                               (460,618)           (314,500)
                                                                            -----------         -----------
Total stockholders' deficit                                                    (168,504)           (309,036)
                                                                            -----------         -----------



                                                                            $   549,215         $   343,727
                                                                            -----------         -----------
                                                                            -----------         -----------


                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                      Consolidated Statements of Operations


                                                                                                      March 13,
                                                                                                   1997 (Date of
                                          Three Months Ended                Period Ended           Inception) to
                                               March 31,                     December 31,             March 31,
                                      --------------------------     --------------------------     ------------
                                          1999           1998            1998           1997            1999
                                      -----------    -----------     -----------    -----------     ------------
                                      (Unaudited)    (Unaudited)                                     (Unaudited)

Sales                                 $   151,182    $    32,156     $   195,364    $   467,199     $    813,745

Cost of sales                              86,302         19,303         116,301        254,341          456,944
                                      -----------    -----------     -----------    -----------     ------------

Gross profit                               64,880         12,853          79,063        212,858          356,801
                                      -----------    -----------     -----------    -----------     ------------

Operating expenses:
    General and administrative            203,754        127,265         327,025        222,564          753,343
    Depreciation and
        amortization                        1,650          1,500           5,985          2,411           10,046
    Interest expense                        5,594          6,200          24,800         12,351           42,745
                                      -----------    -----------     -----------    -----------     ------------
Total operating expenses                  210,998        134,965         357,810        237,326          806,134
                                      -----------    -----------     -----------    -----------     ------------



Net loss                              $  (146,118)   $  (122,112)    $  (278,747)   $   (24,468)    $   (449,333)
                                      -----------    -----------     -----------    -----------     ------------
                                      -----------    -----------     -----------    -----------     ------------

Loss per share                        $      (.10)   $      (.25)    $      (.06)   $      (.07)    $       (.15)
                                      -----------    -----------     -----------    -----------     ------------
                                      -----------    -----------     -----------    -----------     ------------



READ INDEPENDENT AUDITORS' REPORT.  THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.               F-5

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

           Consolidated Statements of Changes in Stockholders' Deficit

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



                                                                             Accumulated
                                                              Capital In    Deficit During
                                       Common Stock           Excess of      Development           Stock
                                     Shares       Amount      Par Value         Stage            Subscription      Total
                                    ---------     --------    ----------      -----------        -----------    -----------
Stock issued for cash                     100     $  1,000                                                      $     1,000
    (March 1997)

Net loss for the period                                                       $   (24,468)                          (24,468)
                                    ---------     --------    ----------      -----------        -----------    -----------

Balance, December 31, 1997                100        1,000                        (24,468)                      $   (23,468)
                                    ---------     --------    ----------      -----------        -----------    -----------
Acquisition of company              5,463,670        5,464    $  412,093         (404,414)       $   (14,500)        (1,357)
    (March 1998)

Recapitalization of
    company (March 1998)                 (100)      (1,000)     (412,093)         393,129             14,500         (5,464)

Net loss for year                                                                (278,747)                         (278,747)
                                    ---------     --------    ----------      -----------        -----------    -----------

Balance, December 31, 1998          5,463,670        5,464                       (314,500)                         (309,036)

Sale of stock for cash, net of
    offering cost of $21,750
    (unaudited) (March 1999)          300,000          300       127,950                                            128,250

Stock options issued in
    connection with loan
    (unaudited) (March 1999)                                       5,400                                              5,400

Contribution of services
    (unaudited)                       250,000          250       152,750                                            153,000

Net loss for the three-month
    period ended March 31,
    1999 (unaudited)                                                             (146,118)                         (146,118)
                                    ---------     --------    ----------      -----------        -----------    -----------

Balance, March 31, 1999
    (unaudited)                     6,013,670     $  6,014    $  286,100      $  (460,618)       $         0    $  (168,504)
                                    ---------     --------    ----------      -----------        -----------    -----------
                                    ---------     --------    ----------      -----------        -----------    -----------


READ INDEPENDENT AUDITORS' REPORT.  THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.               F-6

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                      Consolidated Statements of Cash Flows


                                                                                       Three Months Ended
                                                                                            March 31,
                                                                                  ---------------------------
                                                                                     1999            1998
                                                                                  (Unaudited)     (Unaudited)
                                                                                  ----------     ------------
OPERATING ACTIVITIES
    Net loss                                                                      $ (146,118)    $   (122,112)
                                                                                  ----------     ------------
    Adjustments to reconcile net loss to net cash used
        by operating activities:
           Depreciation and amortization                                               1,650            1,500
           Contribution of services                                                  153,000
           (Increase) decrease in:
               Accounts receivable, factor                                           (21,539)          18,114
               Inventory                                                              (5,122)           4,232
               Catalogue costs                                                       (14,450)         (22,499)
               Other assets                                                          (21,500)
           Increase (decrease) in:
               Accounts payable and other accrued expenses                           (26,792)          19,062
               Stock payable
                                                                                  ----------     ------------
    Total adjustments                                                                 65,247           20,409
                                                                                  ----------     ------------
    Net cash used by operating activities                                            (80,871)        (101,703)
                                                                                  ----------     ------------

INVESTING ACTIVITIES
    Acquisition of equipment                                                          (9,685)
    Acquisition of Vascular International of
        Nevada, Inc., net                                                                              (6,821)
                                                                                  ----------     ------------
    Net cash used by investing activities                                             (9,685)          (6,821)
                                                                                  ----------     ------------

FINANCING ACTIVITIES
    Net borrowings on line of credit                                                  24,247
    Proceeds from notes payable                                                      100,000
    Payments on notes payable                                                        (25,000)
    Proceeds from note payable, stockholder                                                            93,000
    Payments on note payable, stockholder                                                             (19,271)
    Payments on offering costs                                                       (11,000)         (17,181)
    Proceeds from issuance of common stock                                           150,000
                                                                                  ----------     ------------
    Net cash provided by financing activities                                        238,247           56,548
                                                                                  ----------     ------------

NET INCREASE (DECREASE) IN CASH                                                      147,691          (51,976)

CASH AT BEGINNING OF YEAR                                                              1,008           48,644
                                                                                  ----------     ------------


CASH AT END OF YEAR                                                               $  148,699     $     (3,332)
                                                                                  ----------     ------------
                                                                                  ----------     ------------



READ INDEPENDENT AUDITORS' REPORT.  THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.               F-7


                                           March 13,
                                         1997 (Date of
         Period Ended                    Inception) to
         December 31,                      March 31,
-------------------------------          -------------
    1998               1997                   1999
-------------      ------------          -------------
                                          (Unaudited)

$    (278,747)     $    (24,468)         $    (449,333)
-------------      ------------          -------------


        5,985             2,411                 10,046
                                               153,000

       18,680           (26,477)               (29,336)
         (143)          (64,598)               (69,863)
     (124,422)                                (138,872)
                         (2,970)               (24,470)

      111,433            46,788                131,429
       37,500                                   37,500
-------------      ------------          -------------
       49,033           (44,846)                69,434
-------------      ------------          -------------
     (229,714)          (69,314)              (379,899)
-------------      ------------          -------------


                        (27,665)               (37,350)

       (6,821)                                  (6,821)
-------------      ------------          -------------
       (6,821)          (27,665)               (44,171)
-------------      ------------          -------------


                                                24,247
                                               100,000
                                               (25,000)
      322,138           417,265                739,403
     (116,761)         (272,642)              (389,403)
      (16,478)                                 (27,478)
                          1,000                151,000
-------------      ------------          -------------
      188,899           145,623                572,769
-------------      ------------          -------------

      (47,636)           48,644                148,699

       48,644
-------------      ------------          -------------

$       1,008      $     48,644          $     148,699
-------------      ------------          -------------
-------------      ------------          -------------


                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                      Consolidated Statements of Cash Flows



                                                                                      Three Months Ended
                                                                                           March 31,
                                                                                   ------------------------
                                                                                     1999           1998
                                                                                   ---------     ----------
                                                                                  (Unaudited)    (Unaudited)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    AND NONCASH INVESTING AND FINANCING ACTIVITIES

        Cash paid during the year for interest                                    $  24,800         $    0
                                                                                  ---------         ------
                                                                                  ---------         ------



    Included in accounts payable at March 31, 1999 and 1998 and December 31, 1998 are the approximate amounts of $0, $15,000, and $76,000 relating to catalogue costs, and $7,500, $0, and $31,000 relating to offering costs, respectively.

    During the period ended March 31, 1999, the Company adjusted offering costs and accounts payable by $7,500 for the recognition of various payables.

    During the period March 31, 1999, the Company wrote off offering costs of approximately $10,700 against proceeds from the sale of stock.

    During the period March 31, 1999, the Company converted approximately $75,000 of accounts payable with a vendor into a short-term note payable.

    During the period March 31, 1999, the Company issued an option agreement for 100,000 shares of common stock as an incentive to a lender. The value of these options as calculated by the Black-Scholes option-pricing model was approximately $5,400, which is shown as a prepaid loan cost in the accompanying balance sheet.





READ INDEPENDENT AUDITORS' REPORT.  THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.               F-9


                                     March 13,
                                   1997 (Date of
      Period Ended                 Inception) to
      December 31,                   March 31,
------------------------
  1998            1997                 1999
---------      ---------           -------------
                                    (Unaudited)



$       0     $     12,351         $      37,151
---------     ------------         -------------
---------     ------------         -------------


                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



1.      BACKGROUND INFORMATION AND GOING CONCERN

On March 10, 1998, The Rose Group Corporation of Nevada (the "Parent"), formerly known as Vascular International of Nevada, Inc., acquired all of the outstanding common stock of The Rose Group Corporation, a Delaware corporation, (the "Subsidiary"). The consolidated entity will be referred to as the "Company." For accounting purposes, the acquisition has been treated as a recapitalization of The Rose Group Corporation with The Rose Group Corporation as the acquirer (reverse acquisition). The historical financial statements prior to March 10, 1998 are those of The Rose Group Corporation. Pro forma information giving effect to the acquisition as if the acquisition took place on March 13, 1997 (date of inception of The Rose Group Corporation) is as follows:


                                                                                                March 13,
                                                                                             1997 (Date of
                                    Three Months Ended                Period Ended           Inception) to
                                         March 31,                     December 31,             March 31,
                                   1999            1998           1998           1997             1999
                                -----------     -----------    -----------    ----------       ----------
                                (Unaudited)     (Unaudited)                                    (Unaudited)
        Net sales               $   151,182     $    32,156    $   195,364    $  467,199       $  813,745
                                -----------     -----------    -----------    ----------       ----------
                                -----------     -----------    -----------    ----------       ----------
        Net loss                $  (146,118)    $  (122,112)   $  (278,747)   $  (31,230)      $ (456,095)
                                -----------     -----------    -----------    ----------       ----------
                                -----------     -----------    -----------    ----------       ----------
        Basic loss per
           common stock         $      (.10)    $      (.25)   $      (.06)   $     (.09)      $     (.15)
                                -----------     -----------    -----------    ----------       ----------
                                -----------     -----------    -----------    ----------       ----------



The Parent was incorporated in the state of Nevada on February 6, 1996 and was a public shell corporation at the time of acquisition. The Subsidiary was incorporated in the state of Delaware on March 13, 1997.

Management of the Company plans to continue to develop the Company as a prenatal and postpartum selfcare and healthcare manufacturer, wholesaler, mass marketer to retail outlets, and direct seller to consumers through its Internet E-commerce facilities of certain products and related consulting services that are marketed under the nationally known trademark and brand name "LAMAZE." The Company also intends to market other nationally known brands of products for newborns and toddlers through its ROSEBABY.COM internet e-commerce website and supplemental catalogues.

The corporate headquarters is located in Sarasota, Florida.




READ INDEPENDENT AUDITORS' REPORT.                                          F-11

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



1.      BACKGROUND INFORMATION AND GOING CONCERN (CONTINUED)

The Company is considered a development stage enterprise devoting substantially all of its efforts to establishing customers and vendor relationships, establishing complete product lines, and raising capital through private placement sales.

The Company had sales to a significant customer of $77,648 in 1998, $313,373 in 1997, $107,698 and $21,833 for the three months ended March 31, 1999 and 1998, respectively, and $498,719 for the period March 13, 1997 to March 31, 1999, which made up 39 percent, 67 percent, 71 percent, 68 percent, and 61 percent of total sales for those periods, respectively.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. The Company incurred operating losses of $449,333 since inception and has negative working capital of $55,421 as of March 31, 1999. Total liabilities exceed total assets by $168,504 as of March 31, 1999.

In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company's ability to meet its financing requirements and the success of its future operations. Management believes that actions presently taken to raise additional capital by means of a private placement sale of its common stock and a subsequent secondary public offering, to become a full SEC reporting company, and to revise the operating methods of the Company to include substantial commerce over the Internet provide the opportunity for the Company to continue as a going concern. Subsequent to March 31, 1999, the Company issued an additional 100,000 shares of common stock in exchange for $10,000 and a stock subscription receivable of $40,000.





READ INDEPENDENT AUDITORS' REPORT.                                          F-12

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



2.      SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed are:

        The accompanying consolidated financial statements include the accounts of the Parent and its wholly owned subsidiary, The Rose Group Corporation (a Delaware corporation). All significant intercompany transactions have been eliminated in the consolidation.

        In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of 1) the results of operations for the three-month periods ended March 31, 1999 and 1998 and from inception to March 31, 1999, 2) the financial position at March 31, 1999, and 3) cash flows for the three-month periods ended March 31, 1999 and 1998 and from inception to March 31, 1999, have been made.

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue is recognized once products are shipped. The Company sells to its customers based on its standard credit policies and reviews accounts receivable providing for any bad debts. At December 31, 1998 and March 31, 1999, management believes all accounts receivable are fully collectible and no allowance for bad debt is required.

        Inventory is stated at the lower of cost (first-in, first-out) or market.

        Equipment is recorded at cost. Depreciation is calculated by the accelerated method over the estimated useful lives of the assets, ranging generally from five to fifteen years. Additions to and major improvements of equipment are capitalized. Maintenance and repair expenditures are charged to expense as incurred. As equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.


READ INDEPENDENT AUDITORS' REPORT.                                          F-13

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        In connection with the Company's private placement, offering costs are deferred and are offset against the proceeds of the offering or expensed if the total offering is unsuccessful, both on a pro rata basis.

        Costs to design and produce the Company's catalogue are deferred and amortized over the expected useful life of the catalogue of five years. No amortization expense has been recorded as of March 31, 1999 since the catalogue is not yet in service. Non-direct response advertising costs are charged to expense as incurred and amounted to $4,914, $6,288, $2,082, $850, and $13,284 for 1998, 1997, the three months ended March 31, 1999 and 1998, and the period March 13, 1997 to March 31, 1999, respectively.

        The Financial Accounting Standards Board issued Statement No. 123 (FASB No. 123), "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement provides that expense equal to the fair value of all stock-based awards on the date of the grant be recognized over the vesting period. Alternatively, this statement allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation expense is recorded on the date the options are granted to employees equal to the excess of the market price of the underlying stock over the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of the provisions of FASB No. 123.

        Basic loss per share (EPS) is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Diluted EPS are not presented because they are anti-dilutive.


READ INDEPENDENT AUDITORS' REPORT.                                          F-14

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



3.      INVENTORY

Inventory consists of:


                                          March 31,         December 31,
                                            1999               1998
                                         ----------         -----------
                                        (Unaudited)
        Finished goods                   $   37,055          $  27,294
        Raw materials                        32,808             37,447
                                         ----------          ---------
                                         $   69,863          $  64,741
                                         ----------          ---------
                                         ----------          ---------



4.      EQUIPMENT

Equipment consists of:


                                                     March 31,         December 31,
                                                       1999                1998
                                                    ----------           ----------
                                                  (Unaudited)
        Office and computer equipment               $    3,559           $    3,559
        Die cutting and molding equipment               30,998               21,313
        Leasehold improvements and other                 2,793                2,793
                                                    ----------           ----------
                                                        37,350               27,665

        Less accumulated depreciation                   10,013                8,363
                                                    ----------           ----------
                                                    $   27,337           $   19,302
                                                    ----------           ----------
                                                    ----------           ----------



READ INDEPENDENT AUDITORS' REPORT.                                          F-15

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



5.       NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of:


                                                                             March 31,    December 31,
                                                                               1999          1998
                                                                             --------     -----------
                                                                           (Unaudited)
Line of credit payable; maximum borrowing $30,000; due on demand;
   interest at 2.0% over prime (7.02% at March 31, 1999); collateralized by inventory and personally
   guaranteed by majority stockholder                                        $ 24,247
Note payable; interest at 6.0%; interest only
   payments due quarterly; due March 15,
   2000; unsecured and personally
   guaranteed by a stockholder                                                100,000
Note payable; interest at 9.8%; $5,226 payable
   per month including interest; due January 25,
   2000; unsecured                                                             50,000
Note payable, majority stockholder; due
   December 31, 2001; interest at 6.0% per
   annum; unsecured                                                           350,000       $350,000
                                                                             --------       --------
                                                                              524,247        350,000
Less amounts currently due                                                    174,247              0
                                                                             --------       --------
                                                                             $350,000       $350,000
                                                                             --------       --------
                                                                             --------       --------


The following is a schedule by year of the principal payments required on these notes payable and long-term debt:


        1999                                                                                $174,247
        2000                                                                                $350,000



READ INDEPENDENT AUDITORS' REPORT.                                          F-16

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



6.      LEASE COMMITMENTS

The Company rents office space under an operating lease with a remaining lease term of less than one year. Monthly rent payments are $1,043.

Rent expense amounted to $20,081, $13,766, $4,550, $6,260, and $30,891 for 1998,
1997, the three months ended March 31, 1999 and 1998, and the period March 13 1997 through March 31, 1999, respectively.


7.      ACCOUNTS RECEIVABLE, FACTOR

The Company entered into an agreement to sell its accounts receivable, with recourse, to Bayview Growth Corporation (Bayview). The agreement calls for the immediate payment of 85 percent and 75 percent of the face value of the accounts receivable at March 31, 1999 and December 31, 1998, respectively, with the remaining 25 percent payable upon collection of the receivable by Bayview. The Company is charged various factoring and financing fees amounting to one percent for each ten-day period the receivables are not collected by Bayview. The amounts shown on the balance sheet at December 31, 1998 and March 31, 1999 represent the unfunded portion of the receivables not yet collected by Bayview.

In the event of a default, or 90 days from invoice date, the Company must repurchase the accounts receivable from Bayview. Losses from defaults have not been significant. The Company is contingently liable in the amounts of $37,962 and $118,569 at December 31, 1998 and March 31, 1999, respectively, relating to such receivables sold with recourse.


READ INDEPENDENT AUDITORS' REPORT.                                          F-17

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



8.      OTHER COMMITMENTS

On January 22, 1998, the Company executed a two-year financial consulting agreement with a consultant to assist with raising debt and equity funding, developing, studying, and evaluating financing, merger, and acquisition proposals, as well as to assist in the negotiations and discussions pertaining thereto. On November 17, 1998, this agreement was terminated under mutual consent. As compensation for services rendered, the Company will issue 75,000 shares of its common stock. The Company valued these shares at $.50 per share, which is consistent with the selling price of the shares sold thus far in the private placement. These shares have not been issued as of March 31, 1999; hence, the Company recorded this as stock payable.

On February 28, 1999, the Company executed an exclusive agreement with LAMAZE from AMI, Inc. This agreement allows the Company to use the "LAMAZE" trademark on the advertising, packaging, and marketing materials related to maternity support hose, nursing shawls, and other products as submitted to and approved by LAMAZE. The Company is required to pay a fee of nine percent of the net sales (sales less returns and allowances) of the authorized products (listed above) with a minimum yearly fee of $45,000 payable in installments on January 15th and July 15th of every year.


9.      INCOME TAXES

From the date of its inception to February 28, 1998, the Subsidiary, with the consent of its stockholders, elected to be taxed under the Internal Revenue Code as an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. As of the date of the merger with Vascular International of Nevada, Inc., the subsidiary became a C corporation and will be taxed as such.

The Company has a loss carryforward of approximately $134,000 as of December 31, 1998 that may be applied against future taxable income. This loss gives rise to a deferred tax asset at December 31, 1998 of approximately $35,185. Management has established a valuation allowance equal to the amount of the deferred tax asset due to the uncertainty of the Company's realization of this benefit.


READ INDEPENDENT AUDITORS' REPORT.                                          F-18

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



9.      INCOME TAXES (CONTINUED)


        Loss carryforward                                           $   35,185
        Less valuation allowance                                        35,185
                                                                    ----------
        Net deferred tax assets                                     $        0
                                                                    ----------
                                                                    ----------


The loss carryforward expires on December 31, 2013.


10.     STOCK OPTIONS

The Company issues stock options as incentives to lenders. The exercise price of the options are equal to the price at which the Company last sold shares of its common stock. The life of the options equal approximately 2.5 years.

The following is a summary of the status of stock options outstanding and exercisable at March 31, 1999:


                                                              Weighted                     Weighted
                                                          Average Remaining                 Average
        Exercise Price           Number                   Contractual Life               Exercise Price
        --------------           ------                   ----------------               --------------
             $.50                100,000                      2.25 years                       $.50


The weighted average fair value of the options at their grant date during 1999 was $.50. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average of the assumptions used in the model:


        Risk-free interest rate                                        5.11%
        Expected years until exercised                                 2.25



READ INDEPENDENT AUDITORS' REPORT.                                          F-19

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



11.     STOCKHOLDERS' EQUITY

In March 1999, the Board of Directors authorized the Company to issue and sell 300,000 shares of the common stock of the Company at $.50 per share pursuant to Rule 504, Regulation D. In addition, the Board of Directors also authorized a right to "put back" all or part of 150,000 shares of the 300,000 shares purchased to a certain stockholder during a six-month period commencing in March 2000 and ending in September 2000.

In March 1999, the Board of Directors authorized the Company to issue 250,000 shares of common stock to individuals as payment for various services rendered to the Company. The shares were issued on March 26, 1999 for these services.


12.     EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:



                                                                                               March 13,
                                    Three Months Ended               Period Ended            1997 (Date of
                                         March 31,                    December 31,           Inception) to
                                ---------------------------    ------------------------        March 31,
                                   1999            1998           1998           1997             1999
                                -----------     -----------    -----------    ----------     -------------
                                (Unaudited)     (Unaudited)                                    (Unaudited)


        Net loss                $  (146,118)    $  (122,112)   $  (278,747)   $  (24,468)      $ (449,333)
                                -----------     -----------    -----------    ----------       ----------
                                -----------     -----------    -----------    ----------       ----------

        Weighted average
           number of
           common shares
           used in basic EPS      1,358,165         496,521      4,612,985       330,257        3,043,095
                                -----------     -----------    -----------    ----------       ----------
                                -----------     -----------    -----------    ----------       ----------



READ INDEPENDENT AUDITORS' REPORT.                                          F-20

                           The Rose Group Corporation
                            of Nevada and Subsidiary
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
             Three Months Ended March 31, 1999 and 1998 (Unaudited)



13.     YEAR 2000 (UNAUDITED)

As of March 31, 1999, the Company is still in the process of reviewing its computer systems to identify the systems that could affected by the "Year 2000 Issue." The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Programs with this problem may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failures or miscalculations. Although no assurance can be given, the Company presently believes that existing software is "Year 2000" compliant and will not pose significant operational problems for the Company's computer systems. The Company has also been in contact with its major vendors and customers and believes that their computer systems are also "Year 2000" compliant, although no assurance can be given regarding this.


READ INDEPENDENT AUDITORS' REPORT.                                          F-21

                                    PART III

ITEM 1.       INDEX TO EXHIBITS.

        Exhibit No.     Name and/or Identification of Exhibit
        -----------     -------------------------------------

            1.          Underwriting Agreement

                                    Not Applicable

            2. Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

                        2.1. Exchange of Stock Agreement and Plan of Reorganization by and between the Company (as Vascular International of Nevada, Inc.) and Rose Group Delaware, dated December 15, 1997

            3.          Articles of Incorporation and Bylaws

                        3.1. Articles of Incorporation of Vascular International of Nevada, Inc., filed February 13, 1996.

                        3.2. Certificate of Amendment of Articles of Incorporation of Vascular International of Nevada, Inc., changing name of company to The Rose Group Corporation of Nevada, filed March 13, 1997.

                        3.3. Bylaws of The Rose Group Corporation of Nevada (then named Vascular International of Nevada, Inc.)

            4.          Instruments Defining the Rights of Security Holders

                                    Not Applicable

            5.          Opinion of Legality

                                    Not Applicable

            7.          Opinion on Liquidation Preference

                                    Not Applicable

            8.          Opinion on Tax Matters

                                    Not Applicable

        Exhibit No.     Name and/or Identification of Exhibit
        -----------     -------------------------------------

            9.          Voting Trust Agreement and Amendments

                                    Not Applicable

            10.         Material Contracts

                        10.1 Lease Agreement for 2073 Porter Lake Drive, Sarasota Florida for period September 1, 1998 to August 31, 1999

                        10.2 Employment Agreement by and between the Company and Sheldon R. Rose effective as of July 14, 1999

                        10.3 Licensing Agreement for "Privacy Shawl" by and between the Company and Pretty/Private, dated January 9, 1998

                        10.4 Exclusive Sales Agreement by and between the Company and LAMAZE for AMI, Inc. effective as of February 24, 1999

                        10.5 Factoring Agreement and amendments thereto, by and between the Company and Bay View Funding dated August 5, 1997 and March 22, 1999, respectively

                        10.6 Line of Credit Agreement, by and between The Rose Group Company of Delaware d/b/a in Florida as Fresh Babies, Inc. and AmSouth Bank of Florida, dated January 25, 1999.

            11.         Statement Re Computation of Per Share Earnings

                                    See Notes to Financial Statements

            13.         Annual or Quarterly Reports

                                    Not Applicable

            14.         Material Foreign Patents

                                    Not Applicable

            15.         Letter on Unaudited Interim Financial Information

                                    Not Applicable

        Exhibit No.     Name and/or Identification of Exhibit
        -----------     -------------------------------------

            16.         Letter on Change in Certifying Accountants

                                    Not Applicable

            17.         Letter on Director Resignation

                                    Not Applicable

            18.         Letter on Change in Accounting Principles

                                    Not Applicable

            19.         Reports Furnished to Security Holders

                                    Not applicable

            20.         Other Documents or Statements to Security Holders

                                    Not applicable

            21.         Subsidiaries of Small Business Issuer

                        21.1        List of Subsidiaries

            22. Published Report Regarding Matters Submitted to Vote of Security Holders

                                    Not applicable

            23.         Consent of Experts and Counsel

                        23.1 Consent of Pender Newkirk & Company, Certified Public Accountants

            24.         Power of Attorney

                                    Not applicable

            25.         Statement of Eligibility of Trustee

                                    Not applicable

        Exhibit No.     Name and/or Identification of Exhibit
        -----------     -------------------------------------

            26.         Invitations for Competitive Bids

                                    Not applicable

            27.         Financial Data Schedule

            99.         Additional Exhibits

                                    Not Applicable

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE ROSE GROUP CORPORATION OF NEVADA


                                       By:         /s/ SHELDON R. ROSE
                                           -------------------------------------
                                                SHELDON R. ROSE, President

Date: July 28, 1999